Filed by NATCO Group Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: NATCO Group Inc.

Commission File No.: 001-15603

Transition Times

Volume Two: September 2009

Official transition newsletter for NATCO employees

Thank You.

We take this opportunity to thank you for the support we receive while we continue to work hard to accomplish our corporate goals and objectives, and yet prepare for the smooth transition into Cameron. As we indicated in our first issue of the Transition Times newsletter, we will continue to keep you updated on the deal progress and organization developments through this medium.

In the last issue, we highlighted that both Linco Measurement and TEST Process Analytical will be integrated into the Measurement Systems Operating Division within the Valve and Measurement Group at Cameron. In this issue, we provide additional details for the Division. We also address current activities which will occur at NATCO and Cameron during the next couple days. And lastly, as interests and concerns in the deal are incessantly expressed, we follow-up with our Frequently Asked Questions (FAQ) section.

We continue to look forward to your support and cooperation, as we move towards closing.

John Clarke

Chairman of the Board President,

& Chief Executive Officer

Patrick McCarthy

Chief Operating Executive

Officer and Director

Bob Curcio

Vice President-IES

NATCO Pre-Integration Notes

Three (3) key activities currently ongoing are highlighted below.

Site Visits

Cameron and NATCO management scheduled site visits at the following NATCO facilities, primarily in late August and throughout September. The meetings provide employees in the following locations an opportunity to receive an update on the progress of the acquisition, ask questions and share any concerns:

• Calgary, Canada • Casper, Wyoming

• Electra, Texas • Harvey, Louisiana

• Kuala Lumpur, Malaysia • Magnolia, Texas

• New Iberia, Louisiana • Odessa/Midland, Texas

• Tokyo, Japan

• Williston, North Dakota • Vernal, Utah

Note: Site visits in regions not listed here are still being planned.

Change Network

While it’s very important for management to provide regular information on the acquisition, it’s also important for employees throughout the organizations to provide feedback on how well news is getting out, how people are feeling and what questions and issues should be addressed.

Here’s how it will work:

1. NATCO and Cameron business leaders are currently choosing participants at various levels of the organization and across functions to be change agents.

2. These change agents will be briefed and trained on their roles and responsibilities in early September.

3. Change agents will meet with business leaders and Integration Team members on a biweekly basis, either face-to-face or on LiveMeeting conference calls, to provide updates and ask questions.

If you’re contacted, please participate fully. The Change Network will help ensure that the Integration Team is close to the “pulse” of the organizations and has a continuous flow of feedback to ensure that helpful information goes out.

Culture Assessment Survey

The Integration Teams are in the process of completing interviews with a cross-section of business leaders to summarize “how things work” (culture) and related opportunities and risks,

in both NATCO and Cameron. Key themes from the interviews will be used to build an employee survey that will provide more detailed information on how to integrate the organizations’ cultures successfully.

This survey went out to a representative sample of employees at NATCO and the divisions within Cameron that are part of the integration process, at various levels and across functions. This survey was distributed at the end of August 2009.

Note: While the Integration Teams are busy planning for the acquisition, it is important to remember that until closing, the two companies remain separate entities and must continue to act accordingly.

The NATCO Integration Team

Cameron Measurement Systems Division Overview

Take a minute or two to learn about the various Operating Divisions within Cameron. The following provides a snapshot on Cameron with a more in-depth look at the Measurement Systems Division. Global facilities and locations are highlighted. Note that Linco Measurement and TEST Process Analytical will be fully integrated in the Division complementing the product/service offerings.

Measurement Systems Division

Cameron’s Measurement Systems division designs, manufactures and distributes measurement, quality, and control instrumentation for the global oil and gas and process control industries. The division was first established in 2003 as NuFlo Measurement Systems, which was itself the result of merger of three well-respected measurement companies: Barton Instrument Systems, Halliburton Measurement Systems and PMC Global Industries. Since being acquired by Cameron in 2005, the Measurement Systems division has successfully executed its own acquisition strategy that has dramatically broadened its product and capability portfolios and supported its phenomenal growth.

Two such strategic acquisitions include Caldon, Inc. and Jiskoot Limited. Caldon is a premier supplier of ultrasonic metering solutions and Jiskoot is the world leader in sampling and blending systems for oil and gas applications. These two business units are the core of the division’s push to establish itself in fiscal and custody transfer applications such as LNG Storage, Ship Loading & Unloading and FSPO’s. Other acquisitions include PRIME Measurement Products, North Star Flow Products and the technologies of Polartek 2000 Ltd. and Sentech AS.

The result of these synergistic mergers is a premier measurement solutions entity with decades of experience, a loyal and consistent customer base and a combination of competitive strengths that include field-proven product brands, worldwide sales and distribution channels and globally situated teams of instrumentation professionals. Cameron’s Measurement Systems division is a world leader in five key product and/or capability sectors including DPU products, turbine meters and totalizers, and sampling and blending. The division is also raising the bar for ultrasonic flow metering and electronic flow measurement. Our flagship product brands include BARTON, NUFLO, CLIF MOCK, CALDON and JISKOOT and the strategy going forward is to strengthen our manufactured product lines and technical capabilities through internal development and strategic acquisitions.

• Established 2005

• Headquartered in Houston, TX

- 7 major manufacturing centers in US, Canada, UK

- Includes State of the Art Hydrocarbon Calibration Lab

• $165 Million Annual Revenues

• 630 Employees

• Product Portfolio

- Flow Metering

- DPU Products

- Flow Electronics

- Sampling, Multiphase, Blending & Analysis

- Relief Valves

- Industrial Products

• Market Sectors

- Oil & Gas – Nuclear – Industrial

• Channels to market

- 32 direct sales offices, 199 reps/distributors

Houston, TX: Headquarters & Manufacturing

Duncan, OK: Tech Center & Manufacturing

Odessa, TX: Manufacturing

Bognor Regis, UK: EU HQ & Manufacturing

Kent, UK: Jiskoot Quality Systems

Calgary, AB: Canadian HQ & Manufacturing

Edmonton, AB: Manufacturing

Pittsburgh, PA: Caldon Ultrasonics

City of Industry, CA: Industrial Products

Kuala Lumpur, Malaysia: Asia Pacific HQ

Q&A

Q: Since Cameron doesn’t have a safety incentive program, will all incentives earned by NATCO employees be paid out at the time of the merger?

A: While we will be phasing out the NATCO safety incentive program over the first year, we intend to make the transition as seamless as possible to our employees. More details will be announced as this plan is finalized. *

Q. Does Cameron have a 9/80 work schedule available?

A: In general Cameron does not offer 9-80 or 4 day, 10 hr work weeks. Work schedules are determined by the local needs and vary depending on location but typically conform to a standard work schedule. *

Q. What will Cameron do for employees who currently have 5 weeks vacation per year with NATCO since Cameron allows only 4 weeks per year?

A: NATCO employees will move to Cameron’s vacation policy when the deal closes. The maximum vacation allowance under the Cameron policy is 4 weeks. *

Q. From the recent Q&A and the internal memo sent from NATCO’s transition team, what will happen to vacation that I negotiated in my offer letter which is different from Cameron’s corporate vacation policy? (i.e. 1 to 4 years = 2 weeks under Cameron, however, the individual has 3 weeks at 1 to 4 years).

A: Vacation time allowance that is part of any NATCO employee’s written employment agreement, or another written agreement dated prior to June 1, 2009, will be honored by Cameron, so long as it does not exceed 4 weeks. In all other cases, the Cameron vacation policy will apply. *

Q: What are the opportunities for current NATCO employees to move to a different division/location within Cameron?

A: After the effective date of the merger, all employees will have the opportunity to move throughout the different divisions/locations within Cameron. It is important to remember, however, that until the merger is completed, the two companies remain separate entities and must continue to operate independently of each other.

Q: At Cameron are the pay ranges for various positions available for employees to see?

A: Pay ranges are tools used by our Human Resources group to insure consistency and equity among employees who do similar work. These ranges are not shared with or available to employees.

Note: * indicates US specific

Please continue to submit your questions on the CAMERON/NATCO integration through the Cameron website http://www.welcometocameron.com/documents.cfm or to Charlotte Strachan—cstrachan@natco-us.com.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, on July 20, 2009, Cameron filed with the SEC a Registration Statement on Form S-4, which includes a preliminary prospectus of Cameron and a preliminary proxy statement of NATCO. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to NATCO stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING CAMERON, NATCO, AND THE MERGER. Investors and security holders of Cameron and NATCO may obtain a free copy of the Registration Statement on Form S-4, the preliminary proxy statement and any other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The Registration Statement on Form S-4, the preliminary proxy statement and any other related documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may be, under the rules of the SEC, considered participants in the solicitation of the stockholders in connection with the proposed merger may be found in the preliminary proxy statement/prospectus included in Cameron’s Registration Statement on Form S-4 filed with the SEC on July 20, 2009. You can find information about NATCO’s executive officers and directors in its definitive proxy statement for its 2009 Annual Meeting filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO at the website address noted above.